CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

RYSE Aero Holdco Inc. & Subsidiary

Consolidated Financial Statements

December 31, 2022 and 2021

(with Independent Auditors' Report)

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

RYSE Aero Holdco Inc. & Subsidiary
6951 Cintas Blvd
Mason, OH 45040

Opinion

We have audited the accompanying consolidated financial statements of RYSE Aero Holdco Inc. & Subsidiary which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2022 and period beginning September 7, 2021 and ended December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RYSE Aero Holdco Inc. & Subsidiary as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of RYSE Aero Holdco Inc. & Subsidiary to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RYSE Aero Holdco Inc. & Subsidiary's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RYSE Aero Holdco Inc. & Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 13, 2023

Assets

		2022	2021
Current assets:			
Cash and cash equivalents	$	381,512	729,585
Accounts receivable		20,993	-
Accounts receivable - related party		-	12,875
Prepaid expenses		279,897	5,347
		682,402	747,807
Property and equipment:			
Computers and equipment		16,353	8,452
Less: accumulated depreciation		(3,907)	-
		12,446	8,452
Other assets:			
Right of use asset - finance		40,991	-
Right of use asset - operating		355,837	-
		396,828	-
Total assets	$	1,091,676	756,259

Liabilities and Stockholders' Equity

		2022	2021
Current liabilities:			
Accounts payable	$	60,624	62,208
Accounts payable - related party		346,774	-
Accrued expense		46,019	-
Current portion of lease liability - finance		11,926	-
Current portion of lease liability - operating		109,863	-
Notes payable - Stockholders		1,085,000	-
Convertible notes payable - Stockholders		2,100,000	-
Total current liabilities		3,760,206	62,208
Other liabilities:			
Long-term lease liability - finance		28,079	-
Long-term lease liability - operating		245,974	-
		274,053	-
Stockholders' equity (deficit):			
Preferred stock, $0.001 par value, 10,000 shares authorized,			
1,250 shares issued and outstanding		1	1
Common stock, $0.001 par value, 20,000 shares authorized,			
537 shares issued and outstanding		1	1
Additional paid-in capital		1,259,998	1,259,998
Accumulated deficit		(4,202,583)	(565,949)
		(2,942,583)	694,051
Total liabilities and stockholders' equity	$	1,091,676	756,259

Consolidated Statements of Operations

Year ending December 31, 2022 and period from September 7, 2021 to December 31, 2021

	2022	2021
Revenue	$ -	-
Operating expenses		
Research and development	2,360,234	453,696
Selling, administration and other	1,237,047	113,908
	3,597,281	567,604
Other income (expense)		
Interest expense	(43,953)	-
Other income	4,600	1,655
	(39,353)	1,655
Loss from operations	(3,636,634)	(565,949)
Income tax expense	-	-
Net loss	$ (3,636,634)	(565,949)

See accompanying notes to the consolidated financial statements.

RYSE Aero Holdco Inc. & Subsidiary
Consolidated Statements of Stockholders' Equity (Deficit)
Year ending December 31, 2022 and period from September 7, 2021 to December 31, 2021

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at September 7, 2021	$ -	-	-	-	-
Issuance of stock	1	1	1,259,998	-	1,260,000
Net loss	-	-	-	(565,949)	(565,949)
Balance at December 31, 2021	1	1	1,259,998	(565,949)	694,051
Net loss	-	-	-	(3,636,634)	(3,636,634)
Balance at December 31, 2022	$ 1	1	1,259,998	(4,202,583)	(2,942,583)

See accompanying notes to the consolidated financial statements.

		2022	2021
Cash flows from operating activities:			
Net loss	$	(3,636,634)	(565,949)
Adjustments to reconcile net loss to net cash			
used by operating activities:			
Depreciation		3,907	-
Amortization of right to use assets - finance		3,727	-
Effects of changes in operating assets and liabilities:			
Accounts receivable		(8,118)	(12,875)
Prepaid expenses		(274,550)	(5,347)
Accounts payable and accrued expenses		391,209	62,208
Net cash used by operating activities		(3,520,459)	(521,963)
Cash flows from investing activities:			
Purchases of capital assets		(7,901)	(8,452)
Cash flows from financing activities:			
Proceeds from notes payable - stockholders		1,085,000	-
Proceeds from convertible notes payable - stockholders		2,100,000	-
Payments of lease liabilities		(4,713)	-
Issuance of preferred stock		-	1,260,000
Net cash provided by financing activities		3,180,287	1,260,000
Net change in cash and cash equivalents		(348,073)	729,585
Beginning cash and cash equivalents		729,585	-
Ending cash and cash equivalents	$	381,512	729,585
Supplemental cassh flow disclosures:			
Cash paid for interest	$	2,139	-

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting policies and practices of RYSE Aero Holdco Inc. and Subsidiary are set forth to facilitate the understanding of data presented in the consolidated financial statements:

Nature of operations
RYSE Aero Holdco Inc. (RYSE Inc) is made up of a wholly owned subsidiary, RYSE Aero Technologies, LLC (RYSE, LLC).

RYSE, LLC was founded in 2021 for the purpose of developing a lightweight, electric, single person aerial vehicle for the electric vertical takeoff and landing market. RYSE, LLC is currently in the process of raising capital and developing prototypes for future manufacturing and sales.

Principles of consolidation
The accompanying consolidated financial statements include the accounts of RYSE Inc., as well as its wholly owned operating company RYSE, LLC (collectively, the Company).

All significant intercompany transactions have been eliminated in consolidation.

Cash and cash equivalents
The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk.

Property and equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets on a straight-line basis once placed in service.

Income taxes
Deferred income tax assets and liabilities are determined under FASB ASC 740. The net deferred tax asset or liability is determined based on the tax effects of the temporary difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Research and development costs
The Company expenses research and development costs as they are incurred. Research and development costs consists primarily of personnel costs for engineering and research, prototyping costs, and contract and professional services.

Advertising

The Company expenses all advertising costs as incurred. The Company's advertising expense totaled $503,261 and $400 for the years ended December 31, 2022 and 2021.

Revenue recognition

Revenue will include products and shipping and handling charges, net of estimates for customer allowances. Revenue will be measured as the amount of consideration expected to be received in exchange for transferring products. All revenue will be recognized when the performance obligations under the contract have been satisfied. Revenue will be recognized by transferring the promised products to the customer. Revenue will be recognized for shipping and handling charges at the time the products are delivered to or picked up by the customer.

Adoption of new accounting standard

During 2022, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). The Company has elected the effective date method for implementing this ASU where a cumulative adjustment related to the implementation of ASC 842 is recorded as of January 1, 2022, the date of implementation, with no adjustment to any prior year information presented in the consolidated financial statements. As allowed under the new accounting standard, the Company elected to apply practical expedients available under the transition provisions, including (i) not reassessing whether expired or existing contracts contain leases, (ii) not reassessing lease classification, and (iii) not revaluing initial direct costs for existing leases.

Subsequent events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2022 through June 13, 2023, which is the date these financial statements were available to be issued.

2. GOING CONCERN:

The Company's consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company not be able to continue as a going concern. The Company is still developing its aerial vehicle, has not generated any revenues to date, and has accumulated losses of $4.2 million through December 31, 2022. The Company has funded its product development to date through proceeds from the issuance of equity and notes to shareholders. Although the Company has received additional funds from shareholders in 2023 and anticipates additional funding, there are no commitments for future funding from shareholders or other funding providers. Company management does not believe the cash on hand is sufficient to fund its development operations for the next twelve months, and, given that there are no commitments for future funding, these conditions raise substantial doubt about the ability of the Company to continue as a going concern.

3. SERIES A PREFERRED STOCK:

In November 2021, the Company authorized 10,000 shares of preferred stock, of which 1,250 shares of series A convertible preferred stock were issued.

Dividends
The holders of the preferred stock are entitled to receive a dividend equal to any dividend paid on common stock either before or simultaneously with common stockholders.

Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price of $1,000.

Voting
The holders of the preferred stock shall be entitled to the number of votes equal to the number of shares of common stock, into which such shares of preferred stock could be converted into.

Conversion
Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. The conversion price applicable to the series A preferred stock shall initially be equal to $1,000.

4. NOTES PAYABLE – STOCKHOLDERS:

The Company maintains secured notes payable with its stockholders secured by substantially all of the assets of the Company. The notes accrue interest at rates ranging from 3% to 4%. The notes mature between May and November of 2023. In the event the Company raises in excess of $10 million in equity financing, the Company will use part of its proceeds to pay off the notes. Amounts of notes payable – stockholders outstanding as of December 31, 2022 was $1,085,000. There were no amounts outstanding as of December 31, 2021.

5. CONVERTIBLE NOTES PAYABLE – STOCKHOLDERS:

The Company maintains convertible notes payable with one of its stockholders. The notes accrue interest at 4%. The notes mature at various dates through March 2023. In the event the Company issues and sells shares of its preferred stock to investors resulting in gross proceeds to the Company of at least $3 million then the outstanding principal and accrued but unpaid interest of the convertible notes will automatically convert into preferred stock at a conversion price equal to 90% of the per share price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Amounts of convertible notes payable – stockholders outstanding as of December 31, 2022 was $2,100,000. There were no amounts outstanding as of December 31, 2021.

6. LEASES:

The Company leases office space under a right of use (ROU) operating lease with a term of 48 months from a related party. It is not reasonably certain that the Company will exercise renewal options for this lease; as such, no future renewal periods are included in the future minimum rental payments disclosed below.

The Company leases certain manufacturing equipment under an ROU financing lease for periods of 36 months. It is not reasonably certain that the Company will exercise renewal options for these leases; as such no future renewal periods are included in the future minimum rental payments disclosed below. Future minimum ROU rental payments required under the terms of these agreements are as follows:

	Operating	Financing
2023	$ 132,000	17,748
2024	132,000	17,748
2025	132,000	14,790
Total lease payments	396,000	50,286
Less imputed interest	(40,163)	(10,281)
Present value of lease liabilities	$ 355,837	40,005

The components of lease expense are as follows:

	2022
Operating lease expense and accretion of interest	$ 132,000
Short-term lease expense	8,920
Amortization of finance lease ROU asset	3,727
	$ 144,647

Prior to adoption of ASC 842, the Company's total rent expense was $7,000 for the year ended December 31, 2021.

Other information related to leases is as follows at December 31, 2022:

Operating cash flows from finance leases	$ 1,183
Financing cash flows from finance leases	$ 5,289
Operating cash flows from operating leases	$ 132,000
ROU assets obtained in exchange for new finance lease obligations	$ 44,718
ROU assets obtained in exchange for new operating lease obligations	$ 457,785

The weighted average lease term and discount rate for financing and operating leases consisted of the following at December 31, 2022:

Weighted average remaining lease term – finance leases	2.75 years
Weighted average remaining lease term – operating leases	3.00 years
Weighted average discount rate – finance leases	17.52%
Weighted average discount rate – operating leases	7.50%

7. RELATED PARTY:

The Company utilizes professional services from another Company with common ownership. Additionally, one of the Company's stockholders paid for certain expenses without a formal agreement. These amounts have been recorded in the balance sheet as accounts payable – related party at December 31, 2022 in the amount of $346,774. At December 31, 2021 there was a receivable from the related party in the amount of $12,875.

8. INCOME TAXES:

The following is a reconciliation of the statutory federal income tax with the provision for income taxes at December 31:

	2022	2021
Federal income tax benefit at statutory rate	$ (763,693)	(118,849)
Valuation allowance	763,693	118,849
	$ -	-

The Company records a valuation allowance against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and accordingly, a full valuation allowance has been provided on its deferred tax assets.

Components of the Company's deferred tax assets at December 31, 2022 and 2021 consists almost entirely of net operating losses of $882,542 and $118,849.

9. SUBSEQUENT EVENTS:

Subsequent to December 31, 2022, the Company entered into new notes with the Company's majority stockholder that provided additional funding of $1.3 million.

In June 2023, these new notes and the existing notes payable and convertible notes payable to the Company's majority stockholder as of December 31, 2022 were exchanged for a new secured convertible note payable to the Company's majority stockholder totaling $4.5 million (secured convertible note). The secured convertible note is secured by substantially all of the assets of the Company, accrues interest at 10% per annum, and matures on June 1, 2024. In the event that the Company completes an equity funding transaction totaling $15 million or more prior to repayment of the note (qualifying transaction), then the secured convertible note is convertible at the election of the holders into series A preferred stock based on an equity value equal to the lesser of (i) $50 million (Cap) or (i) 80% of the equity value of the Company implied in the equity funding transaction. If the Company has not raised at least $3 million of funds from an equity or financing transaction by February 1, 2024, then the cap is reduced to $20 million. If a qualifying transaction has not occurred by the maturity date of the secured convertible note, then the note is convertible at any time at the option of the holders into common stock of the Company based on an equity value equal to the cap.



